April 20, 2005

United States Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 3-8

Washington, D.C. 20549

Attn: Milwood Hobbs

Re:	Quaker Fabric Corporation
Form 10-K for the year ended January 1, 2005
File No. 1-7023

Dear Mr. Hobbs:

Set forth below is the response of Quaker Fabric Corporation (“we” or the “Company”) to your April 7, 2005 letter reflecting your review of the financial statements and MD&A section included in our above referenced filing. The paragraph numbers in this response are keyed to correspond to the paragraph numbers in your comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations

Fiscal 2004 Compared to Fiscal 2003, page 26

Net Sales

1. We will expand our commentary on this matter as you have recommended in our future filings.

Gross Margin

2. We will expand our commentary on this matter as you have recommended in our future filings.

Liquidity and Capital Resources

Contractual Obligations, page 31

3. Our disclosure obligations in this area were somewhat less than clear this year because we are operating under forbearance agreements with both of our primary financing sources due to our failure to comply with certain of the financial covenants in our credit and note agreements with them. As a result, our outstanding debt is classified as “current” even though the original amortization schedule reflects maturity in 2009. The following table reflects both the principal and interest on our debt obligations in accordance with the original amortization schedules included in our loan documents.

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Debt, including interest	$47,428	$7,880	$33,983	$5,565	0

Disclosures in future filings will include interest, as recommended.

4. Disclosure of “Other long term liabilities” in the Contractual Obligations table was inadvertently omitted from our filing. The disclosure should have been reported as follows:

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Other Long Term Liabilities	$3,417	0	0	0	$3,417

We have excluded Purchase Obligations from the table because in accordance with Item 303(a)(5) of Regulation S-K, Purchase Obligations are defined as “an agreement to purchase goods or services that is enforceable and legally binding.” The dollar amount of non-cancelable purchase commitments was less than $1,000,000 as of January 1, 2005. In accordance with FRR 67, our future filings will include both cancelable and non-cancelable purchase commitments. If we had included both cancelable and noncancelable purchase commitments in the table, the disclosure would have been as follows:

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Purchase Obligations	$10,868	$10,868	0	0	0

In future filings, we will include the disclosure of Purchase Obligations (cancelable and non-cancelable).

5. There were no off balance sheet arrangements as of January 1, 2005, but we are aware of the disclosure requirement and in the future will make any appropriate disclosure as required by Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

6. Inbound freight, purchasing and receiving costs, inspection costs, internal transfer costs and raw material warehousing costs are all capitalized into inventory and included in cost of goods sold as related inventory is sold. Finished goods warehousing costs and the cost of operating our finished product distribution centers are included in SG&A expenses. We will clarify this disclosure in future filings.

7. The Company does have incentive programs in place with selected customers, in the form of volume rebates. A rebate is paid to the customer if that customer’s sales volume exceeds a certain predetermined amount. The Company accounts for these rebates in accordance with EITF 01-9 as a reduction of net sales. Rebates are accrued quarterly in a systematic method based upon each individual customer’s sales volume. The amount of rebates earned and paid to customers for sales in 2004 was approximately $800,000. We will disclose these arrangements in future filings, as requested.

(g) Property, Plant and Equipment, page 39

8. The useful life for leasehold improvements is initially established as the lesser of (i) the useful life of the asset or (ii) the initial term of the lease excluding renewal option periods, unless it is reasonably assured that renewal options will be exercised based on the existence of a bargain renewal option or economic penalties. If the exercise of renewal options is reasonably assured due to the existence of bargain renewal options or economic penalties, such as the existence of significant leasehold improvements, the useful life of the leasehold improvements includes the initial terms and renewal periods. We will disclose this in future filings.

(i) Goodwill, page 40

9. Goodwill is tested for impairment as of year-end. We will disclose this in future filings.

Note 3 – Property, Plant and Equipment, page 44

10. The book value of the assets idled as of January 1, 2005 was approximately $6,600,000, with a remaining average estimated useful life of 6 years. The assets idled represent approximately 46 out of 142 substantially similar machines, all with the capability of producing chenille yarns. The Company followed the guidance of FAS 144, Paragraph 8b, wherein there was a significant change in the use of the assets, and as a result, the Company determined that their asset value should be tested for recoverability. Accordingly, an impairment analysis was performed in accordance with the requirements of FAS 144. The results of this analysis indicated that the gross cash flows greatly exceeded the book value of the equipment.

There were two keys assumptions considered in our analysis. Both of these assumptions are consistent with our business plan, which anticipates no significant overall sales volume increases. The first assumption incorporates a known anticipated shift in the kinds of yarn that will be used in our fabric products in the near future. This shift is to finer chenille yarns. The impact of this shift is to require additional machine time per pound of product that is produced.

As a result, additional machines will need to be put back into production. Our sales and manufacturing departments are estimating that 30 of the idled machines will be brought back on line within the next 12-18 months. As noted in our Form 10-K, we enjoyed a significant increase in craft yarn sales in 2004. This trend of increasing volume is expected to continue into 2005 and is reflected in our business plan. The remaining idled machines will need to be brought on line to support this aspect of our business. In fact, during the first quarter of 2005, 6 of these idled machines have already been brought back into production to support the growth of our craft yarn business.

Our cash flow analysis incorporated these two assumptions, and indicated that the gross cash flows (including all costs such as maintenance costs during the shut down period) greatly exceeded the current book value of the equipment. The cash flow analysis was performed for the remaining useful life of the equipment (6 years). We also performed a second cash flow analysis using more conservative assumptions for the timing of starting up this equipment. Rather than a 12-18 month startup, we used an 18-36 start up period. We tested the gross cash flows using this less favorable timing assumption to ensure we were taking a conservative approach to our FAS 144 analysis. The result of this second analysis indicated gross cash flows that also exceeded the current book value, indicating no impairment charge was warranted. As required by FAS 144, we have continued to depreciate these assets.

Note 5. Debt, pages 45-46

11. The restricted net assets of consolidated subsidiaries do exceed 25% of consolidated net assets. QFR is the borrower under the Note Agreements and the Credit Agreement, as defined. Under the terms of the Forbearance Agreements, as defined, QFR is prohibited from paying dividends to the Company or making any advances to the Company. As such, the restricted net assets of QFR are 100% of consolidated net assets. All operations of the Company are conducted through its subsidiary, QFR. The Company has no independent operations or assets outside of its wholly owned subsidiary, QFR. Therefore, the only effect on the liquidity of the Company is limited to its ability to pay dividends to its shareholders. We believe we have clearly disclosed that the Company is prohibited from paying dividends. We will clarify these facts in future filings as requested.

General

As you requested, on behalf of the Company, we would also like to acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filing.

•	The Commission is not foreclosed from taking any action with respect to the filing as a result of your comments or any changes to the Company’s disclosures in response to your comments.

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for this opportunity to respond to your comments on the Company’s filing, and please let us know if there is any additional information you would like us to provide.

Sincerely,

/s/ Paul J. Kelly

Paul J. Kelly

Vice President and Chief Financial Officer

Cc:	Larry A. Liebenow
Cynthia L. Gordan
Michael Costa